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                                 Gary R. Henrie
                                 Attorney at Law
8275 S. Eastern Ave., Suite 200                        Telephone:  702-616-3093
Las Vegas, NV  89123                                   Facsimile:  435-753-2947
                                                       E-mail:  gary@grhlaw.net
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October 13, 2006

Via EDGAR
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THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. John D. Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

         Re:      Pioneer Exploration Inc.
                  Registration Statement on Form SB-2
                  Filed July 13, 2006
                  File No. 333-135743

Dear Ladies and Gentlemen:

As outside counsel to Pioneer Exploration Inc., I have prepared this letter with management in response to the staff's comment letter dated July 21, 2006, regarding the matters listed above. Also, in response to your comments, management has filed amendment number one to the registration statement.

In response to the staff's comments, management has added subsections entitled "History of Chilco River Holdings Inc." and "Rule 419" at the end of the section titled "Business" in the registration statement. All staff comments in your letter dated July 21, 2006, are addressed in the two new subsections. Other changes to the registration statement in amendment number one are merely updates to the filing to bring it current.

Very truly yours,


/s/ Gary R. Henrie

Gary R. Henrie